Valgro Funds, Inc.
Transfer Agent Contract

By this contract, Valgro Investments, Inc. ("Agent"), a California corporation, agrees to be the transfer agent to the Valgro Fund of Valgro Funds, Inc. ("Client"), an Illinois corporation, in exchange for which Client agrees to pay Agent a fee of $100 per month.

The contract shall commence upon signing by the appropriate officers of each company. The contract is for a term of one hundred years. Agent or Client may terminate the contract without penalty on 60 days' notice, and the contract terminates automatically upon its assignment.

Agent shall comply with Client's prospectus and with Rule 22c-1 under the Investment Company Act of 1940 regarding the price at which fund shares are issued and redeemed.

Signed on August 1, 2003, in San Francisco, California:

Robert Rintel
President & Chairman, Valgro Funds, Inc.

Robert Rintel
President & Chairman, Valgro Investments, Inc.